

February 22, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Ian Cleminson
Chief Financial Officer
Innospec Inc.
8310 South Valley Highway, Suite 350
Englewood, CO 80112

      Re: **Innospec Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 17, 2015
              Form 10-Q for the Fiscal Quarter Ended September 30, 2015
              Filed November 4, 2015
              Definitive Proxy Statement on Schedule 14A
              Filed March 20, 2015
              File No. 1-13879

Dear Mr. Cleminson:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Accounting Branch Chief
                            Office of Manufacturing and
                            Construction